August 30, 2004


Mr. Freddie Jacobs Unified Fund Services 431 N. Pennsylvania Indianapolis, IN 46204

Dear Freddie:

At your request, we have read the disclosures made in the document entitled "Attachment of Disclosures Required by Items 77K and 77Q1 of Form N-SAR" regarding the change in accountants of Auxier Focus Fund (a series of Unified Series Trust) and agree with their content.


Sincerely,

______/s/___________________________
McCurdy and Associates CPA's, Inc.